

September 21, 2021

Howard Liang
Chief Financial Officer and Chief Strategy Officer
BeiGene, Ltd.
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands

      Re: BeiGene, Ltd.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 25, 2021
          File No. 001-37686

Dear Mr. Liang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filing. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

2. In your CSR reports, you describe climate-related projects, intended to reduce emissions, conserve resources, and minimize your impact on the environment. Your proxy statement also references investments in environmental sustainability. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures.

3. We note your disclosure in your CSR reports that among your main impacts on the environment and natural resources are emissions generated and the use of natural resources in the process of research and development as well as manufacturing. To the extent applicable and material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   - decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   - increased demand for goods that result in lower emissions than competing products;
   - increased competition to develop innovative new products that result in lower emissions; and
   - any anticipated climate-related reputational risks resulting from operations or products that you sell.

4. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance.

5. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes that may affect your business as a result of climate change.

6. Quantify any material increased compliance costs related to climate change.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Margaret Schwartz at 202-551-7153 or Christopher Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin O'Connor